Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/000c1-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares by Treasury

December 2020

We would like to inform the capital market agents that in December 2020:

1. Itaú Unibanco did not purchase its own shares for treasury stock;

2. Itaú Unibanco did not sell in the market preferred shares destined to its Long-term Incentive programs.

In 2020:

1. The company did not purchase its own shares for treasury stock;

2. The company sold 16.8 million preferred shares, mainly under its Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the company’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, January 11, 2021.

RENATO LULIA JACOB

Head of Investor Relations and Market Intelligence